EXHIBIT 1

               The shares of NWIB Common Stock the ownership of which is being reported by PFS on this Schedule 13G were acquired by its wholly-owned subsidiary Pioneer Life Insurance Company of Illinois ("Pioneer Life"). The Item 3 classification of Pioneer Life is an insurance company as defined in section 3(a)(19) of the Securities Exchange Act of 1934, as amended.